Exhibit 99.1

Press Release

Sanofi and Cheplapharm to create new strategic partnership in mature medicines

Paris, September 14, 2026. Sanofi and Cheplapharm, a European leader in well-established medicines, today announced their intention to create a strategic partnership under which Cheplapharm would take over from Sanofi a selection of 20 mature medicines and three manufacturing sites worldwide. In return, Sanofi will receive a 26.4% equity stake in Cheplapharm, building on a collaboration that started in 2014.

The partnership is based on a shared conviction: that innovative medicines and certain mature medicines have different needs and should benefit from operating models tailored to their specific manufacturing, regulatory and commercial requirements. Cheplapharm’s specialized expertise will ensure these medicines continue to meet patients’ needs throughout the next stage of their lifecycle.

“Our multi-year journey to simplify our mature portfolio has enabled us to focus on innovation while ensuring mature medicines continue to reach patients who need them. Cheplapharm has been a trusted partner for more than a decade and this transaction significantly builds on its prior acquisitions from Sanofi’s mature medicines portfolio. This new partnership, together with our equity stake in Cheplapharm, underscores our commitment to ensuring patients continue to benefit from today’s essential medicines while also pursuing tomorrow’s breakthroughs,” said Thomas Grenier, Executive Vice President, General Medicines, Sanofi.

“This partnership marks a major milestone for Cheplapharm. Through this project, we are incorporating products that complement our extensive portfolio, as well as the expertise and manufacturing capabilities required to produce a flagship product, Lovenox®/Clexane®. This represents a long-term pharmaceutical and industrial commitment: to invest in our sites and their expertise, to preserve rare skills, and to ensure the long-term availability of these treatments for patients.” “We are proud to pursue this ambition alongside Sanofi,” said Edeltraud Lafer and Sebastian Braun, both Co-CEOs of Cheplapharm.

As part of the project, three manufacturing sites would be transferred to Cheplapharm: Csanyikvölgy in Hungary (c.400 employees), Jurong in Singapore (c.100 employees), and Ploërmel in France (c.65 employees). The teams would continue their activities with existing employment arrangements and collective agreements maintained. Sanofi and Cheplapharm will work closely together to ensure a smooth transition and continuity of supply in compliance with the highest manufacturing quality standards.

The commercial transfer of the medicine portfolio is planned to begin in the first quarter of 2027, followed by the transfer of the sites, subject to employee information and consultation procedures with employee representatives, regulatory approvals and customary closing conditions. The transaction is expected to be fully completed by the third quarter of 2027.

For Cheplapharm, this partnership represents an important step ensuring the continuity of its strategic growth. For Sanofi, it will enable the company to continue focusing its efforts on innovation, while supporting certain established medicines through the next stage of their lifecycle.

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Financial considerations for Sanofi

The proposed transaction is not expected to have any impact on Sanofi’s financial guidance for 2026. The medicines being divested from Sanofi include Lovenox/Clexane (enoxaparin)1. Additional financial details are expected to be provided at a later stage.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About Cheplapharm

Cheplapharm is a European family-owned pharmaceutical company based in Germany, specializing in well-established originator medicines. Driven by a long-term vision of sustainable growth, the Group has invested more than €6.2 billion since its inception, acquired nearly 100 products since 2015, and holds 3,440 marketing authorizations across 160 countries. Cheplapharm is the market leader in France and a leading European player in this market segment.

Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Laura Romby | +33 6 74 16 74 29 | laura.romby@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Press contact Cheplapharm

Sandra Ammara : +33 6 79 92 71 34 – communication@cheplapharm.fr

Sanofi Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended.

Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future events and economic performance. Words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “can,” “contemplate,” “could,” “is designed to,” “may,” “might,” “potential,” “objective,” “attempt,” “target,” “project,” “strategy,” “strive,” “desire,” “predict,” “forecast,” “ambition,” “guideline,” “seek,” “should,” “will,” “goal,” “outlook,” “guidance,” or the negative of these, and similar expressions are intended to identify forward-looking statements.

1 Excluding in the US.

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Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the U.S Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates; the fact that product candidates if approved may not be commercially successful; unexpected regulatory actions or delays, or government regulation generally; authorities’ decisions regarding whether and when to approve a product candidate; political pressure in the United States to mandate lower drug prices including “most favored nation” pricing for State Medicaid programs; the future approval and commercial success of therapeutic alternatives; Sanofi’s ability to benefit from external growth opportunities, to complete capital markets or other transactions, including future clinical data and analysis of existing clinical data relating to the product, including post marketing, unexpected safety, quality or manufacturing issues, competition in general; risks associated with developing standalone businesses and with intellectual property, as well as any related pending or future litigation and the ultimate outcome of such litigation; and other risks associated with trends in exchange and interest rates, volatile economic, political and financial and market conditions, cost containment initiatives, and the impact that global crises may have. More specifically regarding the transaction described above, these risks and uncertainties include among other things the possibility that the transaction will not be completed, or if completed, will not be completed in the expected timeframe, an unexpected failure to satisfy the required closing conditions, or unexpected delays in meeting these requirements, the ability to obtain regulatory clearances, the possibility that the expected strategic benefits, synergies or opportunities from the transaction may not be realized, or may take longer to realize than expected. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the French Markets Authority (AMF) made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2025 or contained in our periodic reports on Form 6-K. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements. In light of these risks, uncertainties and assumptions, you should not place undue reliance on any forward-looking statements contained herein.

All trademarks mentioned in this press release are the property of the Sanofi group.

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